UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cheetah Net Supply Chain Service Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

G16307X103

(CUSIP Number)

Huan Liu

Chief Executive Officer

Cheetah Net Supply Chain Service Inc.

6201 Fairview Road, Suite 225

Charlotte, North Carolina, 28210

(704) 826-7280

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G16307X103

1	Name of reporting persons Huan Liu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization China
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 1,235,000 (1)
	8	Shared voting power 8,250,000 (2)
	9	Sole dispositive power 1,235,000 (1)
	10	Shared dispositive power 8,250,000 (2)
11	Aggregate amount beneficially owned by each reporting person 9,485,000
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 23.65% (3)
14	Type of reporting person IN

(1)	Represents 1,235,000 shares of the Issuer’s Class A common stock issuable to the Reporting Person, which in turn represents restricted stock units (“RSUs”) of the Issuer covering the right to receive 735,000 shares of the Issuer’s Class A common stock and 500,000 shares of the Issuer’s Class B common stock, granted to the Reporting Person on September 30, 2024 (the “Grant Date”). The RSUs were granted under the Issuer’s Amended and Restated 2024 Stock Incentive Plan (the “Plan”) and vested upon grant. The Issuer’s Class B common stock is convertible into Class A common stock at any time after issuance at the option of the holder on a one-to-one basis.
(2)	Represents 8,250,000 shares of the Issuer’s Class A common stock issuable to FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED upon the conversion of 8,250,000 shares of Class B common stock held by FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED as of the date hereof. The Reporting Person is the sole shareholder of FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED. Accordingly, the Reporting Person may be deemed to beneficially own the securities of the Issuer held by FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED.
(3)	Percentage of class is calculated based on 30,627,992 shares of Class A common stock outstanding as of the date hereof, as provided by the Issuer to the Reporting Person on the same date. Pursuant to Rule 13d-3(d)(1) under the Act, the denominator of this percentage is the sum of (i) the 30,627,992 shares of Class A common stock outstanding as of the date hereof, (ii) the 8,250,000 shares of Class A common stock issuable to FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED upon the conversion of the shares of Class B common stock, as described in row (2), and (iii) the 1,235,000 shares of Class A common stock issuable to the Reporting Person covered by the RSUs described in row (1).

Item 1. Security and Issuer.

Securities acquired: RSUs of the Issuer that covers the right to receive 735,000 shares of its Class A common stock and 500,000 shares of its Class B common stock granted to the Reporting Person on the Grant Date. The RSUs vested immediately upon grant, and as a result, the Reporting Person was deemed to have acquired the beneficial ownership of the shares of Class A and Class B common stock underlying the Award under Rule 13d-3 of the Act. The issuer’s Class B common stock is convertible into Class A common stock at any time after issuance at the option of the holder on a one-to-one basis.

Issuer:	Cheetah Net Supply Chain Service Inc.
6201 Fairview Road, Suite 225 Charlotte, North Carolina, 28210

Item 2. Identity and Background.

(a)	This statement is filed by Huan Liu.

(b)	The business address of Huan Liu is 6201 Fairview Road, Suite 225, Charlotte, NC 28210.

(c)	Huan Liu is the Chief Executive Officer, Director, and Chairman of the Board of Directors of the Issuer.

(d)	During the past five years, Huan Liu has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Huan Liu has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Huan Liu is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

On September 15, 2024, the Issuer’s compensation committee, through a written consent without a meeting, approved the grant of certain stock awards to certain recipients in recognition of their work and performance. Under the grant schedule, Huan Liu, Chief Executive Officer, Director, and Chairman of the Board of Directors of the Issuer, was granted RSUs covering the right to receive 735,000 shares of Class A common stock and 500,000 shares of Class B common stock of the Issuer (the “Award”). The Award vested immediately upon grant, and as a result, Mr. Liu was deemed to have acquired the beneficial ownership of the shares of Class A and Class B common stock underlying the Award under Rule 13d-3 of the Act. On October 2, 2024, the Issuer entered into a Restricted Stock Unit Award Agreement with Huan Liu.

Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

a)	The percentage of shares beneficially or directly owned by the Reporting Person is based on the sum of (i) the 30,627,992 shares of Class A common stock outstanding as of the date hereof, (ii) the 8,250,000 shares of Class A common stock issuable to FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED upon the conversion of the shares of Class B common stock, as described above, and (iii) the 1,235,000 shares of Class A common stock issuable to the Reporting Person covered by the RSUs as described above. The information set forth on the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5(a).

b)

The Reporting Person has sole dispositive power over the 735,000 shares of Class A common stock and 500,000 shares of Class B common stock of the Issuer.

The Reporting Person has shared dispositive power over the 8,250,000 shares of Class B common stock held by FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED, a British Virgin Islands company, which is 100% owned by the Reporting Person. The registered address of FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, the British Virgin Islands.

c)	Other than as described herein, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days preceding the date of this statement.

d)	Not applicable.

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. G16307X103

Item 7. Materials to be Filed as Exhibits.

Not Applicable

SCHEDULE 13D

CUSIP No. G16307X103

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2024

By:	/s/ Huan Liu
Name:	Huan Liu

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.